November 24, 2006
Ms. Michele Anderson,
Securities and Exchange Commission,
100 F Street N.E.,
Washington, D.C. 20549.

Re:	Registration of Form S-4 (File Number 333-137980) under the Securities Act of 1933 of Harris Stratex Networks, Inc.
Dear Ms. Anderson:
     Harris Stratex Networks, Inc. (“Harris Stratex”) today filed Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-4 (File No. 333-137980) (the “Registration Statement”), which includes a Prospectus of Harris Stratex and a Proxy Statement of Stratex Networks, Inc. (“Stratex”). This letter is being submitted on behalf of Harris Stratex, Stratex and Harris Corporation (“Harris”), which is currently the parent corporation of Harris Stratex and will contribute its Microwave Communications Division to Harris Stratex in the proposed transactions as further described in Amendment No. 1, and is in response to your letter, dated November 9, 2006 (the “Comment Letter”), relating to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced Registration Statement and certain related documents.
     To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the

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relevant response immediately following each numbered comment. In general, the information contained in this letter with respect to Harris or its Microwave Communications Division has been furnished by Harris and the information contained in this letter with respect to Stratex has been furnished by Stratex.
     As a result of the changes to the Registration Statement, some page references have changed. The page references in the comments refer to page numbers from the original filing and the page numbers in the responses refer to page numbers in Amendment No. 1 (except where expressly noted to the contrary). Please note that any capitalized terms used but not defined in this response letter have the meanings ascribed to them in Amendment No. 1.
Prospectus Cover Page — To Our Stockholders
Comment No. 1 — Please revise to indicate the total number of shares of Harris Stratex Class A common stock that holders of Stratex common stock will receive in the merger and the number of shares of Harris Stratex Class B common stock Harris will receive in exchange for the contribution of its Microwave Communications Division, including $25 million cash.
Response — In response to the Staff’s comment, we have revised the disclosure on the Prospectus cover page. We advise the Staff supplementally that we have provided a good faith estimate of the number of shares of Harris Stratex to be held by each of Harris and the former Stratex stockholders. Because the number of issued shares of Stratex common stock on a fully diluted basis may fluctuate prior to the Closing, the number of shares of Harris Stratex Class A and Class B common stock cannot be known with certainty until that time.
Comment No. 2 — Revise the fourth paragraph to clarify that you cannot provide any assurance that the market value of a share of Harris Stratex Class A common stock will be equal to or greater than $20.80 after the merger.
Response — In response to the Staff’s comment, we have revised the disclosure on the Prospectus cover page.
Questions and Answers about the proposed transaction — page vi
Q.1 — What are the proposed transactions for which I am being asked to vote?
Comment No. 3 — Rather than provide such a detailed response to the first question, please revise to include separate disclosure under its own heading clearly stating the consideration Stratex shareholders will receive if the proposed transaction is approved by the majority of Stratex shareholders.

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Response — In response to the Staff’s comment, we have revised and supplemented the disclosure on pages vi-vii under “Questions and Answers About the Proposed Transactions” as reflected in Q1 through Q6. In addition, we have added corresponding disclosure on page 48 under “The Contribution Transaction and the Merger — Description of the Combination — Description of the Merger — Consideration to be Received by the Stratex Stockholders”.
Comment No. 4 — Please revise to briefly explain what the treasury stock method is, and why it was chosen to determine the relative ownership of the combined companies. Likewise, please disclose how the assumed market price per share of Harris Stratex Class A common was arrived at. Include a more detailed discussion of these matters in the “Background of the Transactions” section.
Response — In response to the Staff’s comment, we have added Q5 on pages vi-vii under the “Questions and Answers About the Proposed Transactions”. In addition, we have further supplemented our disclosure by providing further detail and clarification regarding the parties’ discussions relating to the treasury stock method on pages 54-56 under “The Background to the Transactions”.
Comment No. 5 — Please revise to confirm that the ratio is fixed regardless of any change in the price of Stratex common shares.
Response — In response to the Staff’s comment, we have added disclosure to Q3 on page vi.
Q.2 — What will happen to the Stratex common stock in connection with the merger?
Comment No. 6 — Please revise to clarify that following the merger Stratex common stock will be delisted from NASDAQ.
Response — In response to the Staff’s comment, we have added disclosure to Q3 on page vi.
Summary — page 1
What vote is needed — page 2
Comment No. 7 — Please revise to indicate the percentage of outstanding shares that will be voted in favor of the merger by Stratex directors and senior officers pursuant to the voting agreement.

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Response — In response to the Staff’s comment, we have revised the disclosure on pages 1-2.
The Companies — page 2
Comment No. 8 — In your brief discussion of Stratex’s and Microwave Communications’ businesses, please note their financial condition, including the net losses for both companies for their most recent fiscal years.
Response — In response to the Staff’s comment, we have revised the disclosure on page 3.
The Contribution Transaction and the Merger — page 3
Comment No. 9 — Please revise to quantify the extent of the Microwave Communications Division liabilities that Harris Stratex will assume in connection with the business combination. In an appropriate location elsewhere in the proxy statement/prospectus, provide a reasonably detailed list of the Harris liabilities that Harris Stratex will assume and their corresponding amounts.
Response — In response to the Staff’s comment, we have revised the disclosure on page 4. We also respectfully submit that the Microwave Communications Division has itemized those of its liabilities required to be recorded in accordance with U.S. generally accepted accounting principles (“GAAP”). All other liabilities to be assumed by Harris Stratex in the proposed transactions are those that are not required to be reflected under GAAP.
Reasons for the Recommendation of the Board of Directors of Stratex — page 6
Comment No. 10 — Please revise to briefly explain and quantify if possible the extent to which the combined company’s “customer footprint” will be “significantly” expanded. Similarly revise the related bullet point appearing under “Reasons for the Recommendation of the Board of Directors.”
Response — In response to the Staff’s comment, we have revised the disclosure on pages 6-7.
Comment No. 11 — In order to provide a balanced presentation, please revise to summarize the material risks associated with the proposed transactions that were considered by the Stratex board of directors.
Response — In response to the Staff’s comment, we have revised the disclosure on page 7.

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Opinion of Stratex’s Financial Advisor — page 7
Comment No. 12 — Disclose the total fee that Bear Stearns will receive and specifically note the amount and percentage of the fee that will be paid only if the merger is successfully consummated. Please consider adding a risk factor to address the contingent nature of the fee structure. In addition, revise the reference to the advisor’s opinion and analyses appearing in “Reasons for the Recommendation of the Board of Directors” to address the contingent payments.
Response — In response to the Staff’s comment, we have revised the disclosure on pages 7 and 58. In addition, Stratex has asked that we advise the Staff supplementally that it believes its fee arrangement with Bear Stearns is customary for such arrangements between a company and its financial advisor in the context of a public company acquisition/disposition transaction and does not compromise the quality and independence of Bear Stearns’s advice or create a risk peculiar to this transaction.
Interests of Stratex’s Directors and Executive Officers in the Transactions — page 7
Comment No. 13 — Please revise to briefly summarize and quantify both individually and on an aggregate basis the interests of certain directors and officers that may conflict with the interests of shareholders generally. Please similarly revise risk factor disclosure on page 25, “Stratex’s directors and executive officers have interests in the merger, the contribution transaction and the other transactions provided for in the combination agreement in addition to those of stockholders” to disclose these conflicts.
Response — In response to the Staff’s comment, we have revised the disclosure on pages 7-8.
Comment No. 14 — Clarify the merger’s effect on any stock and option plans and severance and employment agreements as they relate to your officers and directors.
Response — In response to the Staff’s comment, we have revised the disclosure on page 7.
Certain Material U.S. Federal Income Tax Consequences — page 8
Comment No. 15 — Please revise to clarify, if true, that Stratex shareholders will incur tax liability for cash received in lieu of fractional shares.
Response — In response to the Staff’s comment, we have revised the disclosure on page 9.

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Comment No. 16 — Where you discuss the tax aspects of the transaction, including in the last sentence of the first paragraph, clearly state, as applicable, that you have an opinion of counsel that the transaction will be tax free to shareholders and state that you filed this opinion as an exhibit to the registration statement.
Response — In response to the Staff’s comment, we have revised the disclosure on pages 8-9. In addition, we have filed as Exhibit 8.1 to Amendment No. 1 a draft short-form tax opinion of Bingham McCutchen LLP, counsel to Stratex (“Bingham McCutchen”), for the Staff’s review. Bingham McCutchen intends to file an executed opinion dated as of the date of effectiveness.
Conditions to the Completion of the Merger and the Contribution Transaction — page 11
Comment No. 17 — Disclose here, and on pages 92 and 93 under “Conditions to Completion of the Merger,” the material conditions to the merger that are waiveable. In addition, disclose here whether it is the Stratex board’s intent to resolicit stockholder approval of the merger if either party waives material conditions. We believe that resolicitation is generally required when companies waive material conditions to a merger, and such changes in the terms of the merger render the disclosure that you previously provided to shareholders materially misleading.
Response — We respectfully note the Staff’s comment. Under the terms of the Combination Agreement, all of the conditions to a party’s obligation to consummate the proposed transactions are waivable by that party. We advise the Staff supplementally that Harris and Stratex understand the Staff’s policy that resolicitation is generally required when companies waive material conditions to a merger.
Comment No. 18 — Because the tax consequences are material, a waiver of the condition that the parties receive favorable tax opinions and any related changes in the tax consequences to investors would constitute material changes to your prospectus necessitating amendment and resolicitation. If the tax opinion condition is waiveable, please confirm that you will to recirculate and resolicit if there is a material change in tax consequences and the condition is waived, or advise us why you believe it is not necessary to do so. Please also note our position that the executed tax opinions must still be filed prior to effectiveness, regardless of your undertaking to recirculate and resolicit.
Response — We respectfully note the Staff’s comment. As stated above, under the terms of the Combination Agreement, all of the conditions to a party’s obligation to consummate the proposed transaction are waivable by that party, including the

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receipt of favorable tax opinions. We advise the Staff supplementally that Harris and Stratex understand the Staff’s policy that resolicitation would be required if there were a material change in the tax consequences to Stratex and it waived the condition that it receive a favorable tax opinion. We also note the Staff’s position regarding the filing of an executed tax opinion prior to effectiveness and supplementally advise the staff that Bingham McCutchen intends to file an executed opinion dated as of the date of effectiveness.
Risk Factors — page 24
Comment No. 19 — We note your statement in paragraph two of the introduction that “the risks and uncertainties described below are not the only ones facing Harris Stratex.” Please confirm that you have included risk factor disclosure with respect to each known material risk.
Response — We respectfully note the Staff’s comment. We advise the Staff supplementally that Harris and Stratex have advised us to confirm to the Staff that they have identified the most significant risks and uncertainties of which they are aware that make the transactions proposed in the Registration Statement speculative or risky as required by Item 503(c) of Registration S-K promulgated under the Securities Act of 1933, as amended.
Uncertainties associated with the transactions or the combined company may cause the combined company to lose significant customers — page 24
Comment No. 20 — Rather than retain the vague reference to “some of Stratex’s customer contracts,” revise to clarify the portion of Stratex’s customer contracts that contain the termination provisions, including whether any of the significant customers referenced on page 31 have the right to terminate upon a change of control of Stratex. Also indicate the extent to which Stratex’s customers have provided notice of termination since the announcement of the merger with the Microwave Communications Division, if at all.
Response — In response to the Staff’s comment, we have revised the disclosure on pages 25-26.
Harris Stratex may have potential conflicts of interest with Harris relating to their ongoing relationship . . . — page 27
Comment No. 21 — Please revise to indicate whether there are procedures in place or anticipated to be in place to resolve conflicts of interest between Harris and Harris Stratex.

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Response — In response to the Staff’s comment, we have revised the disclosure on pages 29-30.
Consolidation within the telecommunications industry could result in a decrease in Harris Stratex’s revenues — page 33
Comment No. 22 — Please revise to more specifically describe the adverse effect to Harris Stratex resulting from consolidation within the telecommunications industry, beyond the general reference to the risk factor on page 31 regarding Harris Stratex’s revenues being derived from a limited number of customers.
Response — In response to the Staff’s comment, we have revised the disclosure on page 35.
If Harris Stratex is unable to favorably assess the effectiveness of its internal controls over financial reporting . . . — page 33
Comment No. 23 — We note the continuation of a material weakness in the review of the financial statements of foreign operations and the period-end financial close and reporting process for Stratex’s consolidated operations. Revise Stratex’s MD&A to more specifically describe any material impact the material weakness has had or may have on its financial statements, ensuring that you provide quantification and further analysis of the uncertainties and trends associated with the material weakness. Also briefly describe the nature of Stratex’s remediation efforts to address the remaining material weakness and when you anticipate such efforts will be completed.
Response — In response to the Staff’s comment, we have revised the disclosure on page 144.
Information relating to forward-looking statements — page 38
Comment No. 24 — Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings, which includes Harris Stratex’s registration of securities on this Form S-4. See Section 27A of the Securities Act of 1933. Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to you.
Response — We respectfully note the Staff’s comment. We have revised our disclosure on page 40 under “Information Relating to Forward-Looking Statements” to clarify that the safe harbor for forward-looking statements under the Private Securities Litigation Reform Act is only available with respect to

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statements made in the Proxy Statement of Stratex and not those portions comprising the Prospectus of Harris Stratex.
The Companies — page 40
Microwave Communications Division of Harris Corporation — page 41
Comment No. 25 — Please revise to briefly explain the products and services associated with NetBoss. The current reference to it being a turnkey, end-to-end service assurance solution is somewhat difficult to understand because of the reliance on industry jargon.
Response — In response to the Staff’s comment, we have revised the disclosure on page 43.
Voting Your Proxy — page 43
Comment No. 26 — Please provide us with the passwords necessary to access the site by which shareholders can vote via the Internet.
Response — We respectfully note the Staff’s comment. We supplementally confirm to the Staff that Stratex stockholders will be able to submit proxies electronically over the Internet by accessing the site http://www.proxyvoting.com/stxn. Stratex has asked us to advise the Staff that once passwords are available for this site, Stratex will arrange for one to be provided to the Staff for its review.
Solicitation of Proxies — page 44
Comment No. 27 — We note that Stratex may supplement the original solicitation of proxies by mail, by solicitation by telephone, telegram or “other means” by its directors, officers and employees. Revise to clarify the nature of the “other means.” Also note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, e-mail correspondence and information posted on the Internet, must be filed under the cover of Schedule 14A. See Rule 14a-6(b) and (c). Please confirm your understanding in the response letter.
Response — In response to the Staff’s comment, we have revised the disclosure on page 46. In addition, Stratex respectfully notes the Staff’s comment and has asked us to advise the Staff that it understands that all written soliciting materials (as characterized by the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including the guidance provided by the

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Staff pursuant to the telephone interpretations relating to the filing of such materials) must be filed under the cover of Schedule 14A.
Background of the Transactions — page 48
Comment No. 28 — The Background section contains multiple references to presentations or analyses provided by Stratex’s financial advisor, such as Bear Stearns’ presentation of preliminary material at the April 19 meeting, its “preliminary presentation on the transaction and its financial analysis of the two constituent businesses and the combined company” on August 14 and “the initial portion of Bear Stearns’ preliminary presentation analyzing the fairness of the consideration” at the meeting on September 1. Advise us why each of these presentations do not constitute a “report, opinion or appraisal materially relating to the transaction” within the meaning of Item 4(b) of Form S-4. Alternatively, provide all of the disclosure about these presentations that is required by Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A. We may have further comment after reviewing your response.
Response — Stratex respectfully notes the Staff’s comment. Stratex has asked us to advise the Staff supplementally that the only report, opinion or appraisal provided by Bear, Stearns & Co. Inc. (“Bear Stearns”) under the terms of its engagement with Stratex was the fairness opinion. Other financial analyses and documents prepared by Bear Stearns were compilations of financial data and similar information, including information provided by the management of Stratex and Harris, respectively. These other financial analyses and documents were prepared as part of the iterative process in which Stratex and its advisors engaged in order to arrive at the conclusion expressed in the fairness opinion.
Accordingly, Stratex does not believe that these other financial analyses and documents constitute other opinions or appraisals, or a report on the proposed transactions.
Comment No. 29 — Please provide us with a copy of the Bear Stearns engagement letter. Also provide us with any analyses, reports, presentations, or similar materials, including any board books and projections, provided to or prepared by Stratex’s financial advisor in connection with rendering the fairness opinion. We may have further comment upon receipt of these materials.
Response — Stratex respectfully notes the Staff’s comment. A copy of the engagement letter between Stratex and Bear Stearns as well as the presentation made to the board of directors of Stratex on September 5, 2006 by Bear Stearns will be furnished by Bingham McCutchen LLP, counsel to Stratex, under separate cover requesting confidential treatment pursuant to Exchange Act Rule 12b-4 and

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Securities Act Rule 418 and pursuant to the provisions of C.F.R. Sec. 200.83. In accordance with such rules, Bear Stearns will request that those materials be returned promptly to Bingham McCutchen LLP following completion of the Staff’s review thereof.
Comment No. 30 — Please note that disclosure of financial forecasts prepared by management is generally required if the forecasts were provided to third-parties, including a third-party’s financial advisor. Accordingly, please disclose all material projections that were exchanged among Stratex, Harris, and their respective financial advisors, as well as the projections for the combined company, or advise us why they are not material. We note, for example, the reference on page 56 to five year and three year projections provided by Harris to Bear Stearns. Also disclose the bases for and the nature of the material assumptions underlying the projections.
Response — In response to this comment, we have revised the disclosure on pages 123-125 and 150-151 to include the disclosure relating to the final projections exchanged by Harris and Stratex during the course of negotiations. We believe that this projection disclosure is in the form which has become customary for filings of this type and that it appropriately balances the need to provide potentially material information with the equally important need to avoid potentially misleading disclosure. For the reasons set forth in the disclosure, both Harris and Stratex believe that it is important not to present projections as the equivalent or analgous to historical financial statements.
While the parties collectively prepared combined projections for Harris Stratex after the exchange of the separate stand alone projections, these projections simply represent an arithmetic combination of the two sets of stand-alone projections followed by a limited number of combination adjustments, the most important of which was to incorporate the estimated cost synergies of $35 million. We have separately disclosed this estimate of cost synergies on pages 64-65. As a result, adding disclosure about the combined projections would not provide investors with any material new information. In addition, the combined projections are highly speculative and inherently uncertain because the two component businesses have never been operated on a combined basis and it is not possible at this time to predict with any degree of accuracy how the two businesses will be integrated and how they will perform together. No one in the two management teams that prepared the combined projections has any experience in operating both businesses. There are substantially more uncertainties and risks in operating the combined businesses than there are in the continued operation of the two businesses on a stand-alone basis and, with the exception of the disclosed estimated cost synergies, no attempt to quantify the possible or most likely outcomes of those uncertainties was made in preparing the

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combined projections. For these reasons, both Harris and Stratex believe that combined projections would not provide investors with any material new information and are too speculative and uncertain to be disclosed in the filing. More importantly, Harris and Stratex believe that there is a significant risk that including such disclosure would mislead investors by inducing them to put undue reliance on the combined projections. Harris and Stratex also believe that, probably for the same reasons, it is not customary to include combined projection disclosure in a filing of this type.
Comment No. 31 — Provide an expanded discussion of the degree to which management of both companies considered strategic alternatives, including transactions with third parties, and why the alternatives were ultimately rejected. For example, disclose the approximate number of parties with whom Stratex’s management had discussions and clarify the extent of the discussions, including whether Stratex received any preliminary indications of interest. Also expand your disclosure of the reasons why Harris believed that “none of the available alternatives accomplished the desired objective” of improving stockholder value.
Response — In response to the Staff’s comment, we have revised the disclosure on page 51.
Comment No. 32 — Please revise the first full paragraph on page 49 to indicate why Mr. Kissner first contacted Mr. Lance in December of 2005.
Response — In response to the Staff’s comment, we have revised the disclosure on page 51.
Comment No. 33 — Please revise the disclosure on page 49 regarding the April 19 meeting to disclose why it was considered “likely” that Harris would control the combined company and elaborate on the “issues” relating to such control. Also disclose the basis for Harris’ belief that it should be entitled to more than half of the equity of the combined company, as expressed at the meeting on May 5.
Response — In response to the Staff’s comment, we have revised the disclosure on page 52.
Comment No. 34 — Please expand your discussion of the parties’ negotiation of key aspects of the proposed deal, including, but not limited to, the following:
•	the exchange ratio and the significance of the negotiations relating to completing the merger in a manner that would have the same effect as a one-for-four reverse split;

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•	the structure of the transaction and the final percentage of the combined company’s common shares that the Stratex stockholders would own post-merger;
•	the allocation of assets and liabilities between Harris and the combined company; and
•	the amount of cash that Harris will contribute to the combined company.
As an example, while you disclose that a frequent topic for negotiation was the equity split of the combined company, you never indicate the parties’ respective percentage interests that Stratex proposed.
Response — In response to the Staff’s comment, we have revised the disclosure on pages 53, 54 and 56.
Reasons for the Recommendation of the Board of Directors — page 54
Comment No. 35 — Please expand the factors that you list as considered by the board in making its recommendation. Vague statements of topics, such as “the financial performance, condition and business operations of the Microwave Communications Division . . .” are not sufficient. You will need to explain how each factor supports or does not support the decision to approve the merger. For example, discuss the board’s expectation regarding the liquidity of the Class A common stock in the second bullet point and why this is a supporting factor. Similarly, describe and provide the basis for the “advantageous capitalization” of Harris Stratex. We provide further examples in the comments that follow, but they are not meant to be exhaustive.
Response — In response to the Staff’s comment, we have revised the disclosure on pages 57-59.
Comment No. 36 — Please revise the seventh bullet point to reference the fees associated with the termination of the agreement.
Response — In response to the Staff’s comment, we have revised the disclosure on page 57.
Comment No. 37 — Please revise the first bullet point on page 55 to more fully describe and quantify the “favorable synergies” of Harris Stratex compared to Stratex on a stand-alone basis. In this regard, we note the disclosure on page 40 that “Harris Stratex expects to conduct the businesses of Stratex and the Microwave Communications Division . . . substantially as currently conducted” and that it

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“anticipates that it will integrate the businesses as its management team determines to be appropriate.” Explain the basis for the assertion regarding synergies given that the referenced disclosure suggests that decisions about integrating the two companies have not been made yet.
Response — In response to the Staff’s comment, we have revised the disclosure on page 58. Stratex has asked us to advise the Staff supplementally that while specific decisions have not been made regarding the integration of the businesses, the combined company’s general approach to cost savings has been reviewed and such cost savings have been estimated. With the exception of the areas identified as part of the $35 million of savings related to the integration and rationalization as disclosed on page 58, the businesses are expected to be operated in substantially the same manner as they are currently operated.
Comment No. 38 — Please revise to quantify the “favorable implied per shares value” of Harris Stratex Class A common stock and Stratex common stock referenced in the second bullet point on page 55.
Response — In response to the Staff’s comment, we have revised the disclosure on page 58.
Comment No. 39 — Please revise the fourth bullet point on page 55 to quantify insofar as possible the extent to which the merger would be accretive to estimated earning per share for the referenced periods and explain the basis for such expectation.
Response — In response to the Staff’s comment, we have revised the disclosure on page 58.
Comment No. 40 — Please revise the twelfth bullet point on page 55 to quantify the expected annual savings through product cost and operating expenses. Provide a break down of the expected cost savings, to the extent possible. Also briefly describe the nature of the material assumptions underlying these projected savings.
Response — In response to the Staff’s comment, we have revised the disclosure on page 58. Stratex has asked us to advise the Staff supplementally that while specific decisions have not been made regarding the integration of the businesses, the combined company’s general approach to cost savings has been reviewed and such cost savings have been estimated. In addition, Stratex expects to achieve these cost savings by pursuing supply chain efficiencies resulting from increased volume, rationalization of the product portfolio, elimination of duplicate administrative and overhead costs, outsourcing of some products to low-cost manufacturers and adoption of a common engineering design process.

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Comment No. 41 — Address what consideration the Stratex board gave to Harris’ ability to compete with the combined company in specified ways. Also discuss how the board determined to recommend the transactions while considering the nature and extent of the Harris liabilities that will be assumed by the combined company.
Response — In response to the Staff’s comment, we have revised the disclosure on page 59.
Opinion of Stratex’s Financial Advisor — page 56
Comment No. 42 — Please revise to indicate whether Bear Stearns recommended the amount of consideration to be paid in the proposed transaction, as required by Item 1015(b)(5) of Regulation M-A.
Response — In response to the Staff’s comment, we have revised the disclosure on page 60.
Comparable Companies Analysis — page 59
Comment No. 43 — Please revise to briefly describe the criteria used to select the referenced companies, and explain how they were deemed comparable to Stratex, Harris or the Microwave Communications Division.
Response — In response to the Staff’s comment, we have revised the disclosure on page 63.
Comment No. 44 — You state that “Harris Stratex price ranges at 0% synergies achieved were generally higher than the corresponding Stratex price ranges.” Disclose any Harris Stratex price ranges that fell below the corresponding Stratex price ranges assuming 0% synergies achieved.
Response — In response to the Staff’s comment, we have revised the disclosure on page 64.
Discounted Cash Flow Analysis — page 60
Comment No. 45 — Please revise to briefly expand upon your disclosure of how the discount ranges and terminal values were calculated. To this end, describe in greater detail the analysis of the weighted average cost of capital for each company.
Response — In response to the Staff’s comment, we have revised the disclosure on pages 64-65.

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Comment No. 46 — Disclose the basis for assuming an annual growth rate of revenue of 12.8% and indicate how 12.8% compares to Stratex’s historical growth rate of revenue.
Response — In response to the Staff’s comment, we have revised the disclosure on page 65.
Interests of Stratex Directors and Officers in the Transactions — page 62
Comment No. 47 — When available, file the employment agreements governing employment with the combined company as exhibits to the registration statement pursuant to Item 601(b)(l0) of Regulation S-K.
Response — We respectfully note the Staff’s comment. In response to the Staff’s comment, we have supplemented the exhibit list to include those employment agreements of Stratex senior management that will become obligations of Harris Stratex following the proposed transactions. In addition, we have been asked to supplementally advise the Staff that Harris Stratex understands its obligation to file the employment arrangements of its Named Executive Officers as required under the Securities Exchange Act of 1934, as amended, and intends to do so when such information is available, to the extent not filed previously.
Certain Material United States Federal Income Tax Consequences — page 64
Comment No. 48 — It is unclear whether the tax discussion section is counsel’s opinion. If it is, and you intend to file a short-form opinion as an exhibit to the registration statement, please take into consideration the following guidelines on the filing of short-form tax opinions:
•	Counsel must present its full opinion in this section of the document.
•	In the tax discussion section of the prospectus, you must identify counsel who has rendered the opinion and clearly state that the discussion is the named counsel’s opinion. Delete all references to the discussion being a general discussion or of general applicability.
•	Clearly identify upon what counsel is opining. In this regard, counsel must opine on each material tax consequence, not just that the merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code. For instance, counsel should opine as to whether the contribution transaction will be treated as a transaction described in Section 351 of the code.

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•	Counsel must file short-form opinions as exhibits to the registration statement. In the short-form opinion filed as an exhibit, counsel must state that its opinion is set forth in the tax discussion section and that counsel confirms its opinion as set forth in that section of the document. Counsel also must consent to being named in the tax discussion section and the legal matters section. Furthermore, if the opinion states that counsel has no obligation to update its opinion, then clarify that the opinion speaks through the date of effectiveness of the registration statement. Counsel can do this through disclosure or by filing another opinion dated the date of effectiveness.
Alternatively, advise us whether you intend to obtain and file a long-form tax opinion.
Response — In response to the Staff’s comment, we have revised the disclosure on page 81. In addition, we have filed as Exhibit 8.1 to Amendment No. 1 a draft short-form tax opinion of Bingham McCutchen for the Staff’s review. Bingham McCutchen intends to file an executed opinion dated as of the date of effectiveness.
Comment No. 49 — Please remove all uses of the word “generally” from the summaries of the tax opinion contained here and on page 8 when the word is used to modify a conclusion of counsel about the tax consequences. If doubt exists because of a lack of authority directly addressing the tax consequences or conflicting authority, counsel may use the word “should” to make it clear that the opinion is subject to a degree of uncertainty, but counsel must explain why it cannot give a “will” opinion and describe the degree of uncertainty in the opinion, and you should provide risk factor disclosure setting forth the related risks to investors.
Response — In response to the Staff’s comment, we have revised the disclosure on page 80.
Comment No. 50 — We note your disclosure that “[a]ssuming that the merger constitutes a reorganization . . . the following material U.S. federal income tax consequences will result. . . ..” Neither you nor counsel may assume any legal conclusions underlying the opinion. Counsel must instead opine on these matters as part of its tax opinion. Please revise the prospectus as necessary to remove statements assuming the tax consequences of the transaction and clearly state that the transaction does qualify as a reorganization under Section 368(a).
Response — In response to the Staff’s comment, we have revised the disclosure on page 80.

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The Combination Agreement — page 78
Comment No. 51 — We note your statement in the bolded paragraph that you do not intend for the combination agreement “to be a source of factual, business or operational information about the Microwave Communications Division or Stratex” and “[t]hat kind of information can be found elsewhere in this proxy statement/prospectus and in the documents incorporated by reference.” Please revise to remove any potential implication that the referenced agreement does not constitute public disclosure under the federal securities laws.
Response — In response to the Staff’s comment, we have revised the disclosure on page 83.
Comment No. 52 — You state in the same paragraph that “only certain other specifically identified persons are third party beneficiaries of the combination agreement who may enforce it and rely on its terms” and that Stratex shareholders “are not third party beneficiaries of the combination agreement and, therefore, may not directly enforce or rely upon its terms and conditions.” These statements appear to limit reliance by investors on the descriptions of the representations and warranties. Note that investors are entitled to rely upon disclosures in your publicly filed documents, including disclosures regarding representations and warranties contained in a merger agreement. As a result, we view these limitations as inappropriate since the disclosures regarding the merger agreement are being provided to shareholders in a public disclosure document under the federal securities laws. Please revise to delete these limitations.
Response — In response to the Staff’s comment, we have revised the disclosure on page 83.
Regulatory Approvals — page 74
Comment No. 53 — Please revise to disclose the estimated length of the FTC waiting period as described in this section and disclose the potential length of any possible delays. Also reflect the expiration of the Hart-Scott-Rodino waiting period on October 31, 2006.
Response — In response to the Staff’s comment, we have revised the disclosure on pages 78-79.

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Representations and Warranties — page 82
Comment No. 54 — Revise the ninth bullet point on page 83 to briefly describe the various consents that Stratex, Harris or their subsidiaries must obtain. Indicate whether any parties have indicated an unwillingness to consent.
Response — In response to the Staff’s comment, we have revised the disclosure on page 88.
Comment No. 55 — If applicable, please revise to disclose who will make the determination whether a “material adverse effect” has occurred, as defined on page 84.
Response — We respectfully note the Staff’s comment. We respectfully submit that the “material adverse effect” standard is a subjective standard. Accordingly, while either party may determine that it believes a “material adverse effect” has occurred and that it is entitled to the remedies provided under the Combination Agreement, disputes regarding this standard, in the absence of a settlement by the parties, would be determined by a federal or state court in the State of Delaware applying Delaware law without regard to conflict of law principles.
Transition Services Agreement — page 109
Comment No. 56 — Expand the disclosure in this section to describe the “certain services” that Harris will provide Harris Stratex pursuant to this agreement. Also provide us with a copy of the omitted Schedule I of the agreement to facilitate our review.
Response — In response to the Staff’s comment, we have revised the disclosure on page 114. In addition, we are supplementally providing under separate cover a draft of Schedule I to the Transition Services Agreement for the Staff’s review.
Description of the Business of the Microwave Communications Division of Harris Corporation — page 137
Comment No. 57 — We note your statement herein that cost allocations from Harris Corporation were “primarily based on a ratio of MCD sales to total Harris Corporation sales multiplied by the total Headquarters Expense of Harris Corporation.” Tell us if the allocation basis will continue following the merger. If not, please provide a pro forma adjustment to give effect to a headquarters cost allocation based on the prospective allocation formula.

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Response — We respectfully note the Staff’s comment. We supplementally advise the Staff that the costs allocated on a ratio of Microwave Communications Division sales to total Harris sales will not continue to be allocated to Harris Stratex following the proposed transactions. The services related to these costs include audit fees, external legal fees, internal legal costs, corporate litigation settlements, external reporting costs and CEO and staff costs. We believe that the stand-alone financial results of Stratex currently include these costs and that the Harris related costs are redundant. We note that some of these costs may increase for the combined company. We estimate that the increase will be approximately $2 million and this has been netted against other positive synergies in arriving at the net $35 million in synergies discussed in the response to Comment No. 30 above. Accordingly, the pro forma financials on page 175 include an adjustment to eliminate the allocation of these headquarters expenses. It should be noted that other services provided by Harris are directly allocated to the Microwave Communications Division and will continue to be directly allocated under the transition services agreement. See Comment No. 60 for further discussion.
Comment No. 58 — Please revise to expand upon the reasons for 27% decrease in NetBoss revenue for fiscal 2006 as compared to fiscal year 2005.
Response — In response to the Staff’s comment, we have revised the disclosure on page 144.
Unaudited Pro Forma Condensed Consolidated Financial Data, page 157
Comment No. 59 — Please refer to A4 on page vii in which you stated that simultaneously with the merger, Harris will allocate, as appropriate and reasonably practicable, its liabilities between its Microwave Communications Division and any other businesses or divisions of Harris, and following such allocation, Harris Stratex will assume those liabilities of Harris that primarily result from or primarily arise out of the Microwave Communications Division.” Accordingly, please
•	Tell us and disclose the nature of these liabilities. If they are not currently reflected in the combined financial statements, tell us why.
•	Tell us why you have not included a pro forma adjustment to reflect your best estimate of these liabilities.
Response — In response to the Staff’s comment, we have revised the disclosure on page 169. In addition, we respectfully note, as indicated on page 170, that the pro forma financials reflect the assumption by Harris Stratex of all liabilities reflected on the balance sheet of the Microwave Communications Division at September

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30, 2006 (other than liabilities of the Microwave Communications Division due to Harris).
Comment No. 60 — We note your discussion of other agreements on pages 13-14. Tell us why such agreements have not been reflected in the pro forma financial statements since these agreements will be entered concurrently with the closing of the merger and contribution transaction. For example, it is unclear why you have not reflected your proposed two-year lease, with renewal options, in your pro forma statement of operations.
Response — We respectfully note the Staff’s comment. These other agreements, as discussed on page 14, involve arrangements that will take effect following the consummation of the proposed transactions. These arrangements will replicate costs that are currently direct billed from Harris to the Microwave Communications Division and appropriately disclosed and classified as related party transactions. These amounts are disclosed in the carve-out financials for the Microwave Communications Division, beginning on page F-3.
In response to the Staff’s comment, we have also added the following clarifying language on page 170:
“The current services MCD receives from Harris that will continue after the merger takes place will be provided by Harris through transition service agreements. Currently, MCD has these items disclosed in the “Combined Financial Statements” of MCD, beginning on page F-1, as related party transactions with Harris; therefore, no pro forma adjustment is made to reflect these agreements.”
Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 159
Comment No. 61 — We note the potential cash payments to Messrs. Kissner, Thomsen and Brandt of approximately $3.8 million upon completion of the proposed transactions. Tell us why this required cash payment has not been reflected in your pro forma balance sheet.
Response — In response to the Staff’s comment, we have included a pro forma adjustment on page 172 to reflect the $3.8 million liability to Messrs. Kissner, Thomsen and Brandt as of the closing date of the proposed transactions.

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Footnote (C), page 160
Comment No. 62 — Tell us the nature of “developed technology non-legacy products” and how you determined the estimated useful life. Refer to paragraph 11 of SFAS 142.
Response — We respectfully note the Staff’s comment. “Developed technology non-legacy products” primarily include product development design and patented technology associated with Stratex’s Eclipse product line. As reflected on page 123 in the “Description of the Business of Stratex Networks, Inc.”, Eclipse is Stratex’s newest product platform which began shipping in January 2004, and represents one of the first wireless transmission platforms that combines a broad range of wireless transmission functions into one network processing node. This node contains many functions that previously had to be purchased separately from one or more equipment suppliers. Eclipse has the flexibility to increase transmission speeds and adjust capacity with software upgrades and is designed to simplify complex networks.
The estimated useful life of the developed technology non-legacy products was estimated considering the pertinent factors described in Section 11 of SFAS 142 and identified below:
•	The expected use of the asset by the entity

With the recent introduction of the Eclipse product in 2004, the product’s core technology is expected to represent a strong base platform for future product versions because of its flexibility and functionality. Based on lifecycles associated with predecessor products and expectations for future research and development, the core technology associated with Eclipse, in particular aspects associated with hardware elements and functionality, is expected to last for approximately ten years.

•	Any legal, regulatory, or contractual provisions that may limit the useful life

No legal, regulatory, or contractual provisions are expected to limit the useful life of the technology.

•	Any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost

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No legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost are applicable to the technology.

•	The effects of obsolescence, demand, competition, and other economic factors

As noted above, research and development associated with future Eclipse product functionality required to keep the product line competitive was considered in determining the estimated useful life of the developed technology. Product technology lifecycles associated with past products were also considered. Since 1985, Stratex has sold over 300,000 microwave radios, and the lifecycles associated with predecessor technologies to Eclipse were approximately ten years.

•	The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate (such as mineral rights to depleting assets)

Based on consideration of the similar nature of changes and relationship between the developed technology and its associated trade name, both assets were estimated to have a remaining useful life of ten years, as reflected on page 173.
Comment No. 63 — When determining your allocation of the purchase price, tell us your consideration of paragraph A14 of SFAS 141 with respect to your lease arrangements and firm purchase commitments as discussed on page 133. Further, tell us how you evaluated the fair value of your long-term debt in the purchase price allocation.
Response — We respectfully note the Staff’s comment. We have been asked to advise the Staff supplementally that Harris’ and Stratex’s evaluation of paragraph A14 of SFAS 141 for determining allocation of the purchase price and whether any intangible assets should be recorded separately from goodwill with respect to lease arrangements, firm purchase commitments and long-term debt. An evaluation of the operating lease obligations of Stratex determined they are not at beneficial rates and approximate the market lease rates. In addition, a majority of Stratex’s unconditional purchase obligations have less than a six-month life and all are at rates that approximate the market price, and Stratex’s net long-term debt obligations are at a combined rate that approximates market interest rates. Stratex has two long term loans. The first loan has $9 million of principal at a slightly favorable 6.38% rate over 17 months generating a $42,000 benefit versus an estimated current market rate of 7.01%, while the second loan has $16 million of

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principal at a slightly unfavorable 7.25% over 39 months which generates a $86,000 charge versus an estimated current market rate of 6.91%. Harris and Stratex believe that because the net impact of the two loans is immaterial there should be no allocation of the purchase price.
The Microwave Communications Division of Harris Corporation Financial Statements
General
Comment No. 64 — We note your related party disclosures on page F-10. Please revise the face of the income statement and statement of cash flows to separately present related party transactions and the amounts. Refer to Rule 4-08(k) of Regulation S-X.
Response — In response to the Staff’s comment, we have revised the face of the income statement and statement of cash flows to separately present the related party transactions and the respective amounts as set forth on pages F-3 through F-5 The balance sheet did not need to be revised as all amounts due to or from Harris were included in the line item “Due to Harris Corporation”.
Combined Statements of Cash Flows, page F-5
Comment No. 65 — Your statement does not appear to reflect any non-cash charges associated with inventory or receivable provisions. Please advise or revise.
Response — We respectfully note the Staff’s comment. The non-cash provisions for inventory and receivables have been included in the net changes in the respective amount of these account balances. This presentation as compared to showing the non-cash provisions separately has no impact on cash flows from operations. Additionally, we have revisited FAS 95, Statement of Cash Flows, and concluded only non-cash charges for investing or financing activities are required to be disclosed. Therefore, because there are no non-cash charges related to investing or financing activities, the statement of cash flows does not reflect any such charges.

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Notes to Combined Financial Statements, page F-7
1. Significant Accounting Policies
Goodwill, page F-8
Comment No. 66 — With respect to your International Microwave segment, tell us your basis for concluding that this operating segment constitutes a single reporting unit. If you aggregated various business components into this reporting unit, tell us your basis for aggregation. Your response should address paragraph 30 of SFAS 142 and EITF D-101.
Response — We respectfully note the Staff’s comment. In concluding that the International Microwave segment of the Microwave Communications Division constitutes a single reporting unit, the Microwave Communications Division considered the requirements of FAS 131, FAS 142 and EITF D-101. Furthermore, our determination was the result of aggregating various business components. We considered the following in particular:
•	Paragraph 30 of Statement 142 includes the following guidance for determining reporting units:

“A reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component. The relevant provisions of Statement 131 and related interpretive literature shall be used to determine the reporting units of an entity.”

Discrete financial information is provided to the management of the Microwave Communications Division for operational reviews, broken down as follows:
•	North America Business Unit

•	International Business Unit, including the following regions: Middle East and Africa, Europe, Latin America, and Asia Pacific; and

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•	NetBoss Business Unit
The components of the International Business Unit were aggregated and deemed a single reporting unit as the components have similar economic characteristics, as defined in paragraph 17 of FAS 131.

•	Aggregation Criteria, as defined in paragraph 17 of FAS 131

Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if the segments have similar economic characteristics and if the segments are similar in each of the following areas:
•	the nature of the products and services;

•	the nature of the production processes;

•	the type or class of customer for their products and services;

•	the methods used to distribute their products or provide their services; and

•	if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.
•	Paragraph 18 of FAS 131

All of the international operating components are similar in the areas identified above as further described below:
•	nature of products and services — The majority of product sales in each of these international regions is the Microwave Communication Division’s TRuepoint™ product line of access microwave radio products, generally sold with ancillary component parts. The services performed in each region are also similar, and generally consist of installation, testing and commissioning of the delivered radios.

•	nature of the production processes — The TRuepoint™ products sold in all regions are sourced in two ways. The high frequency, low capacity

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TRuepoint™ 4000 radio is outsourced from contract manufacturers in Malaysia and the Philippines. The low to mid-frequency, high capacity TRuepoint™ 5000 product is manufactured in San Antonio, Texas. Both products are sold in every region.

•	type or class of customers for their products and services — Virtually all international customers are telecom operators, some private but mostly public. Many fall into the category of start up operators establishing networks in “greenfield” countries, where little if any wired infrastructure for telecommunications exists. The buying habits of the customers are very similar as they generally include the sale of products and related installation and commissioning services.

•	the methods used to distribute their products or provide their services — Our distribution methods are similar across all regions. Most of our sales are direct to the end user customer, and these sales are the result of the marketing and selling effort of our locally deployed sales teams. As noted above, products are commonly sourced and they are also delivered in similar fashions, as we use common logistics partners around the world. Each region provides services with a combination of local staff and outsourced subcontractors.

•	if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities — Our market is characterized by regulatory requirements for both frequency allocation and for the network interface standards for microwave radio networks. Both the authorities and the standards are divided between North America and International. Across all International regions, the ITU (International Telecommunications Union) manages frequency spectrums and acts as the frequency regulatory authority. The standards across all international regions that determine network interfaces are governed by ETSI (European Telecommunications Standards Institute).
•	Quantitative Thresholds

An enterprise shall report separately information about an operating segment that meets any of the following quantitative thresholds:
•	its reported revenue, including both sales to external customers and intersegment sales or transfers, is 10% or more of the combined revenue, internal and external, of all operating segments.

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•	the absolute amount of its reported profit or loss is 10% or more of the greater, in absolute amount, of (1) the combined reported profit of all operating segments that did not report a loss or (2) the combined reported loss of all operating segments that did report a loss.

•	its assets are 10% or more of the combined assets of all operating segments.
Operating segments that do not meet any of the quantitative thresholds may be considered reportable, and separately disclosed, if management believes that information about the segment would be useful to readers of the financial statements.

•	Paragraph 19 of FAS 131

An enterprise may combine information about operating segments that do not meet the quantitative thresholds with information about other operating segments that do not meet the quantitative thresholds to produce a reportable segment only if the operating segments share a majority of the aggregation criteria listed in paragraph 17.

We do not allocate assets to operating segments. Only one of the international regions contributes more than 10% of the combined revenue of all operating segments and more than 10% of the combined reported operating profit of all operating segments. Therefore, since these regions meet the aggregation criteria listed in paragraph 17, they can be aggregated under the provision of paragraph 19.

For our fiscal year ending June 30, 2006, the revenue distribution between segments and by region within our International segment, were as follows:

North America	48.4%
Latin America	7.1%
Europe	6.3%
Middle East and Africa	27.7%
Asia Pacific	5.6%
Total International	46.7%
NetBoss	4.9%
For this same period, the operating margin distribution between segments and by regions within the International segment, were as follows:

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North America	49.4%
Latin America	4.8%
Europe	4.5%
Middle East and Africa	30.8%
Asia Pacific	3.3%
Other International	1.5%
Total International	45.0%
NetBoss	5.6%
We believe the above operating margin distribution within the International segment indicates that the operating margins are similar and allows them to be aggregated.

•	EITF D-101 also notes that:

“Some constituents had noted that two operating segments may have been aggregated into a reportable segment by applying the aggregation criteria in paragraph 17 of Statement 131, and have inquired about whether one or more of the components of those operating segments can be reporting units under Statement 142. The FASB staff believes it would be possible for one or more of those components to be economically dissimilar from the other components and thus be a reporting unit for purposes of testing goodwill for impairment. In particular, the FASB staff believes that that situation might occur when an entity’s operating segments are based on geographic areas. The following points need to be considered in addressing this question:
•	The determination of reporting units under Statement 142 begins with the definition of an operating segment in paragraph 10 of Statement 131 and considers disaggregating that operating segment into economically dissimilar components for the purpose of testing goodwill for impairment. The determination of reportable segments under Statement 131 also begins with a paragraph 10 operating segment, but considers whether certain economically similar operating segments should be aggregated into a single operating segment or into a reportable segment.

•	The level at which operating performance is reviewed differs between the two Statements—it is the chief operating decision maker who reviews operating segments and the segment manager who reviews reporting units (components of operating segments). Therefore, a component of an operating segment would not be considered an operating segment for Statement 131 purposes unless the chief operating decision maker regularly reviews its operating performance; however, that same component might be a reporting unit under

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Statement 142 if a segment manager regularly reviews its operating performance (and if other reporting unit criteria are met).
Evaluating whether two components have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances. That assessment should be more qualitative than quantitative. In determining whether the components of an operating segment have similar economic characteristics, footnote 20 to paragraph 30 of Statement 142 states that the guidance in paragraph 17 of Statement 131 should be considered. The Board intended that all of the factors in paragraph 17 of Statement 131 be considered in making that determination.

However, the Board did not intend that every factor must be met in order for two components to be considered economically similar. In addition, the Board did not intend that the determination of whether two components are economically similar be limited to consideration of the factors described in paragraph 17 of Statement 131. In determining whether components should be combined into one reporting unit based on their economic similarities, factors that should be considered in addition to those in paragraph 17 include but are not limited to:
•	the manner in which an entity operates its business and the nature of those operations

•	whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert (which might be the case if the components are economically interdependent)

•	the extent to which the component businesses share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms

•	whether the components support and benefit from common research and development projects.”
The various regions in the International Business Unit share economic similarities as described by EITF D-101 as follows:
•	the manner in which an entity operates its business and the nature of those operations — Each of the international regions is structured in a similar fashion, with a regional manager overseeing both product and services sales. As stated above, the nature of each regional operation

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is similar as it involves the sale and servicing of microwave radio products.

•	whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert (which might be the case if the components are economically interdependent) — The goodwill on the balance sheet of the Microwave Communications Division was created upon the purchase of companies providing access microwave radio products in international markets. The underlying technology of these products has continued to support the product evolution that has occurred since these companies were acquired, and it is applicable across products sold in every region. Therefore we believe that the goodwill is recoverable from these regional business units working in concert, not separately.

•	the extent to which the component businesses share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms — Most transfer pricing arrangements with the international regions are with the manufacturing source, which is our U.S. company. However, there are other shared assets within the International regions. We have an infrastructure for indirect channel marketing (sales through resellers and large system integrators) that is shared among all international regions. Trade shows such as the World GSM conference are supported and staffed by multiple regions. As required, service personnel in various regions will support projects in other regions, as the skill set is common across the regions.

•	Whether the components support and benefit from common research and development projects. — R&D is a centralized function within North America. All international regions benefit from the R&D efforts that have been undertaken to develop and enhance the TRuepoint™ 4000 and 5000 suite of products, which are sold across all regions.
In conclusion, we believe the basis for concluding our operating segment breakdown, both for Segment reporting under FAS 131 and for goodwill impairment considerations under FAS 142, is appropriate and in compliance with the relevant provisions of these statements and supporting literature.

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Revenue Recognition, page F-11
Comment No. 67 — Please disclose the general terms of your licensing arrangements and your basis for revenue recognition in accordance with those terms. We note your disclosure on page 140 that existing license agreements have generated income in past years.
Response — In response to the Staff’s comment, we have also added the following clarifying language on page F-11 to reflect how royalty income would be recognized for licensing agreements, if we had any in the periods presented:
“Royalty income is recognized on the basis of terms specified in the contractual agreements.”
We believe the above disclosure is sufficient due to the insignificant amount of revenue related to these license agreements both currently and expected in the future.
3. Receivables, page F-14
4. Inventories, page F-15
Comment No. 68 — Please provide the valuation and qualifying account schedules for receivables and inventories as prescribed under Rule 12-09 of Regulation S-X.
Response — In response to the Staff’s comment, we have provided the qualifying account schedule for receivables and inventories as prescribed under Rule 12-09 of Regulation S-X under Item 21. Exhibits and Financial Statement Schedules, (b) Financial Statements on page II-6 of the Registration Statement.
10. Stock Options and Share-Based Compensation
Stock Options, page F-19
Comment 69 — We note that you obtained an independent valuation to assist you in determining market-based assumptions to estimate the fair value of stock options granted. While you are not required to make reference to an independent valuation, when you do you should also disclose the name of the expert and include the consents of the expert. If you decide to delete your reference to this independent valuation, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation.

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Response — We have reconsidered the appropriateness of referencing the independent valuation and have determined that it is more appropriate to clarify the method and assumptions employed by management for the valuation of stock options. Accordingly, we have removed the reference to the independent valuation and enhanced the wording on page F-18 to explain management’s determination.
Appendix A
Comment No. 70 — As required by Item 601(b)(2) of Regulation S-K, please include a list briefly identifying the contents of all omitted schedules and exhibits to the Formation, Contribution and Merger Agreement, together with an agreement to furnish to us a copy of any omitted schedule or exhibit upon request. This comment also relates to the ancillary agreements filed as Exhibits 10.1 through 10.10 so long as you are filing these agreements pursuant to Item 601(b)(2).
Response — In response to the Staff’s comment, we have revised the disclosure on pages A-3 through A-4. In addition, as indicated in the footnotes on page II-5 and in the Exhibit Index, Harris Stratex has undertaken to furnish the Staff a copy of any omitted schedule, disclosure letter or exhibit to the Combination Agreement.
Exhibits
Comment No. 71 — Please file all remaining exhibits as soon as possible. Upon review, we may have further comments. If you are not prepared to file the legal opinion with your next amendment, please provide a draft of the opinion for us to review.
Response — We are supplementally providing a current draft of the opinion of Sullivan & Cromwell LLP for the Staff’s review. We respectfully note that all other exhibits to the Registration Statement have been filed with Amendment No. 1 or were filed when the Registration Statement was filed initially on October 13, 2006.
Exhibits 99.2 and 99.5
Comment No. 72 — Please note that, due to the limitations placed on each consent, you will have to file new consents with each amendment to the registration statement.
Response — We note the Staff’s comment, and, with the exception of the consent of Charles D. Kissner which was originally filed as Exhibit 99.5 to the Registration Statement, we have attached updated consents, which are included as

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Exhibits 22.1, 22.2 and 99.2 to Amendment No. 1. We further note that the consent of Charles D. Kissner expressly acknowledged that the Registration Statement would be amended from time to time.
Exhibit 99.6—Form of Proxy Card of Stratex Networks
Comment No. 73 — Please note that if a solicitation is related to a merger, the staff does not view a postponement or adjournment for the purpose of soliciting additional proxies as a matter “incident to the conduct of the meetings,” as described in Rule 14a-4(c)(7). We consider an adjournment for the purpose of soliciting additional proxies to be a substantive matter requiring its own vote using a specific, separately enumerated item on the proxy card. If you wish to obtain authority to adjourn the meeting to solicit additional proxies for the merger, please revise your proxy card and disclosure accordingly.
Response — In response to the Staff’s comment, we have revised the proxy card filed as Exhibit 99.6 to Amendment No. 1 as well as the corresponding disclosure on pages 44-45.

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     If you have any questions or comments regarding the enclosed materials, please call me at 212-558-4751.

Very truly yours,
/s/ M. ALLISON STEINER
M. Allison Steiner

cc:	Scott T. Mikuen (Harris Corporation) Juan Otero (Stratex Networks, Inc.) Bartley C. Deamer Alan Kalin (Binham McCutchen LLP)